# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Eos Energy Enterprises, Inc., CIK 0001805077
CUSIP: 29415C101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 3920 Park Avenue, Edison, New Jersey (NJ), 08820
Date of event which requires filing of this statement: 05/12/2026
Amends the filing with accession number 0001011438-24-000386
Filed by CIK 0002027951
Persons authorized to receive notices and communications: Alexander D. Benjamin, 875 Third Avenue, 11th Floor, New York, New York (NY), 10022, (212) 891-2100

## Reporting persons
- Cerberus Capital Management II, L.P. (CIK 0002027951): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 159,587,654; shared voting power 0; sole dispositive power 159,587,654; shared dispositive power 0; aggregate amount beneficially owned 159,587,654 (32% of the class)
- CCM Denali Equity Holdings, LP (CIK 0002027945): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 159,587,654; shared voting power 0; sole dispositive power 159,587,654; shared dispositive power 0; aggregate amount beneficially owned 159,587,654 (32% of the class)
- CCM Denali Equity Holdings GP, LLC (CIK 0002027946): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 159,587,654; shared voting power 0; sole dispositive power 159,587,654; shared dispositive power 0; aggregate amount beneficially owned 159,587,654 (32% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Eos Energy Enterprises, Inc.
Address of issuer's principal executive offices: 3920 Park Avenue, Edison, New Jersey (NJ), 08820
Comment:
The following constitutes Amendment No. 9 ("Amendment No. 9") to the Schedule 13D filed with the Securities and Exchange Commission ("SEC") by Cerberus Capital Management II, L.P. ("Cerberus Capital Management II"), CCM Denali Equity Holdings, LP ("CCM Denali Equity") and CCM Denali Equity Holdings GP, LLC ("CCM Denali Equity GP", and together with Cerberus Capital Management II and CCM Denali Equity, the "Reporting Persons") on June 28, 2024, as amended by Amendment No. 1 filed on July 29, 2024, Amendment No. 2 filed on September 3, 2024, Amendment No. 3 filed on September 12, 2024, Amendment No. 4 filed on November 4, 2024, Amendment No. 5 filed on December 17, 2024, Amendment No. 6 filed January 27, 2025, Amendment No. 7 filed on March 17, 2025, and Amendment No. 8 filed on April 20, 2026. This Amendment No. 9 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended and supplemented by the addition of the following:

Binding Term Sheet for Joint Venture

On May 12, 2026, Eos Energy Enterprises Inc. (the "Issuer") entered into a binding term sheet (the "Term Sheet") with CCM Frontier JV Holdco, LLC, an affiliate of the Reporting Persons ("CCM Frontier"), which provides for, upon the closing of the transactions contemplated by the Term Sheet, the formation of a joint venture between the Issuer and CCM Frontier through Frontier Power USA Parent, LLC, a Delaware limited liability company (the "JV Company"). CCM Frontier and the Issuer expect to enter into definitive written agreements with respect to the transactions contemplated by the Term Sheet prior to the closing of such transactions.

Equity Ownership of Joint Venture and Additional Warrant Issuance

At or prior to the closing of the transactions contemplated by the Term Sheet, CCM Frontier (or its applicable designated affiliate) is expected to (a) receive 50,000,001 Class A-1 Units of the JV Company ("Class A-1 Units") as founder's equity in consideration for the contracts, contacts, investment opportunities, subject matter expertise and other going concern value with respect to the frontier power platform developed by affiliates of CCM Frontier, (b) contribute $100 million (the "Initial Class A-2 Contribution") to the JV Company (a portion of which may be contributed and utilized prior to the closing, including for purposes of the payment of the deposit under a capacity reservation agreement between the Issuer and the JV Company) in exchange for 100,000,000 Class A-2 Units of the JV Company ("Class A-2 Units" and, together with the Class A-1 Units, the "Class A Units"), at a price of $1.00 per Class A-2 Unit, and (c) receive certain warrants to purchase Common Stock of the Issuer (the "Additional Warrants") as described below.

At the closing of the transactions contemplated by the Term Sheet, the Issuer is expected to, directly or indirectly, contribute an amount equal to the aggregate amount raised pursuant to a rights offering described below (the "Initial Class B Contribution") to the JV Company in exchange for a number of Class B Units of the JV Company ("Class B Units" and, together with the Class A Units, the "Preferred Units") at a price of $1.00 per Class B Unit.

In the event that the rights offering is oversubscribed with the consent of CCM Frontier, and therefore the Initial Class B Contribution exceeds $150 million, CCM Frontier will have the option to contribute to the JV Company an additional amount up to the amount by which the amount raised in a rights offering exceeds $150 million and receive a number of additional Class A-2 Units at a price of $1.00 per Class A-2 Unit.

Closing Conditions

CCM Frontier's and the Issuer's obligations to complete the transactions and consummate the closing contemplated by the Term Sheet are subject to the following conditions: (a) completion of the rights offering described below; (b) Department of Energy consent to the transactions contemplated by the Term Sheet; (c) approval by the Issuer's shareholders of an increase in the Issuer's authorized shares; and (d) the execution and delivery of commercial framework guidelines (in a form to be mutually and reasonably agreed by the Issuer and CCM Frontier).

Financing

The investment by the Issuer in the JV Company is expected to be financed by a rights offering to holders of the Issuer's Common Stock and certain of its outstanding warrants as of a future record date (the "Rights Offering"). The Rights Offering will target a raise of $150 million, the proceeds of which are expected to be used by the Issuer to fund the Initial Class B Contribution, and the Rights Offering will not raise an amount in excess of $150 million without the prior written consent of CCM Frontier. The Issuer's stockholders that participate in the Rights Offering (the "Rights Offering Participants") are expected to receive shares of the Issuer's Common Stock (in addition to certain warrants with respect to the Issuer's Common Stock as described below) up to their pro rata entitlement (the "Basic Subscription Right"). At expiration of the Rights Offering, Rights Offering Participants that have fully exercised their Basic Subscription Right may also exercise an over-subscription right to purchase additional shares of the Issuer's Common Stock (in addition to certain warrants with respect to the Issuer's Common Stock as described below).

The terms of the Rights Offering will be determined by the Issuer in good faith consultation with CCM Frontier. The mechanics, sequencing and legal structure of the Rights Offering (including (without limitation) with respect to issued warrants, which are further described below) is to be separately documented, and remains subject to, among other things, certain consents, applicable securities laws and Nasdaq requirements.

Rights Offering Participants are expected to be entitled to receive warrants (each a "RO Warrant") to purchase a number of shares of the Issuer's Common Stock (such shares, collectively, the "RO Warrant Shares") equal to (a)(i) their respective subscription amounts, multiplied by (ii) 33% and divided by (b) a valuation per warrant to be mutually agreed to by CCM Frontier and the Issuer (which will be the same valuation used for determining the shares underlying the CCM Frontier Warrant described below), provided, however that in no event will such valuation result in pro forma dilution to the holders of shares of the Issuer's Common Stock, assuming each holder of shares of the Issuer's Common Stock fully subscribes to its pro rata share of the Rights Offering (such value, the "Applicable Value").

Upon issuance, the RO Warrants are expected to entitle Rights Offering Participants to purchase the RO Warrant Shares at an exercise price per share equal to a 20% discount to the 15-day VWAP of the Issuer's Common Stock as of launch of the contemplated Rights Offering. The RO Warrants are expected to expire on the 10-year anniversary of the closing. The RO Warrants are expected to be exercisable for cash or on a cashless basis.

Cerberus Warrants

In consideration for the Initial Class A-2 Contribution, the Issuer is expected to issue to CCM Frontier Additional Warrants to purchase a number of shares of Common Stock equal to (a) 75% of the Initial Class A-2 Contribution divided by (b) the Applicable Value (such shares, the "Warrant Shares"). Upon issuance, the Additional Warrants are expected to entitle CCM Frontier to purchase the Warrant Shares at an exercise price per share equal to a 20% discount to the 15-day VWAP of the Issuer's Common Stock as of launch of the contemplated Rights Offering. The Additional Warrants are expected to expire on the 10-year anniversary of the closing. The Additional Warrants are expected to be exercisable for cash or on a cashless basis. The Warrant Shares are expected to be subject to customary registration rights.

Governance

The JV Company will be managed by a board of managers that will initially include seven members, four of which will be appointed by CCM Frontier and up to three of which will be appointed by the Issuer (subject to step-down rights (down to zero) if the Issuer fails to maintain certain ownership thresholds in the JV Company). The board of managers will have full and exclusive power to conduct and exercise control over the activities of the JV Company, subject to certain reserved and fundamental matters that will require the consent of a manager appointed by the Issuer or the Issuer, as applicable (so long as the Issuer maintains certain ownership thresholds in the JV Company). Day to day oversight of the JV Company's development projects will be delegated to and performed by an appointee of CCM Frontier, which is initially anticipated to be an affiliate of CCM Frontier, pursuant to a management services agreement on customary terms and conditions to be agreed to by CCM Frontier and the Issuer.

Transfers

CCM Frontier and the Issuer will not be permitted to transfer their respective Preferred Units in the JV Company prior to the third anniversary of the closing of the transactions contemplated by the Term Sheet, except for certain permitted transfers to affiliates, and subject to a drag right in favor of CCM Frontier (which includes minimum return protections for the Issuer if exercised prior to the third anniversary of the closing). After the third anniversary of the closing, CCM Frontier and the Issuer will be permitted to transfer their respective Preferred Units, subject to a right of first offer in favor of the non-transferring party.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Each of the Reporting Persons may be deemed to beneficially own 159,587,654 shares of Common Stock, which amount includes 43,276,194 shares of Common Stock of the Issuer issuable upon exercise of the Warrant (as defined in Item 4 in the original Schedule 13D and subject to the limitations as described therein), 31,940,063 shares of Common Stock of the Issuer issuable upon conversion of 31.940063 shares of Series B-1 Preferred Stock, 28,806,463 shares of Common Stock of the Issuer issuable upon conversion of 28.806463 shares of Series B-2 Preferred Stock, 38,259,864 shares of Common Stock of the Issuer issuable upon conversion of 38.259864 shares of Series B-3 Preferred Stock, and 17,305,070 shares of Common Stock of the Issuer issuable upon conversion of 16.150528 shares of Series B-4 Preferred Stock. Such amount of beneficial ownership represents approximately 32.0% of the Common Stock outstanding, based on 339,514,027 shares of Common Stock outstanding as of May 11, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 13, 2026. The securities of the Issuer reported herein are directly held and beneficially owned by CCM Denali Equity. CCM Denali Equity GP, as the general partner of CCM Denali Equity, may be deemed to beneficially own the securities of the Issuer held by CCM Denali Equity. Cerberus Capital Management II, as the sole member of CCM Denali Equity GP, may be deemed to beneficially own the securities of the Issuer held by CCM Denali Equity.
Number of shares as to which each person has sole or shared power to vote or dispose: Items 7 through 10 of each of the cover pages of this Schedule 13D are incorporated herein by reference. Each of the Reporting Persons may be deemed to have sole voting power and sole dispositive power over 159,587,654 shares of Common Stock. The information in Item 5(a) above is incorporated herein by reference.
Transactions in the class effected during the past sixty days: There have been no transactions by the Reporting Persons or the Scheduled Persons in the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: The disclosure regarding the relationship between the Reporting Persons in Item 2(c) of this Schedule 13D is incorporated herein by reference.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended and supplemented by the addition of the following:

The disclosure in Item 4 is incorporated herein by reference.

## Signatures
- Cerberus Capital Management II, L.P.: /s/ Alexander D. Benjamin, Alexander D. Benjamin/Senior Managing Director and Chief Legal Officer (05/14/2026)
- CCM Denali Equity Holdings, LP: /s/ Alexander D. Benjamin, Alexander D. Benjamin/Manager, CCM Denali Equity Holdings GP, LLC, its general partner (05/14/2026)
- CCM Denali Equity Holdings GP, LLC: /s/ Alexander D. Benjamin, Alexander D. Benjamin/Manager (05/14/2026)